Exhibit 12
Rural Cellular Corporation

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

							Three months ended
	Years ended December 31,						March 31,

	2005	2004	2003	2002		2001	2006	2005

Earnings (loss)
Pretax income (loss)	$(64,540)	$(60,613)	$(11,205)	$21,162		$(49,212)	$(20,929)	$(18,574)
Add back: fixed charges as disclosed below	176,600	168,089	138,600	113,502		132,027	46,462	44,146
Less: capitalized interest	(1,849)	(1,900)	(204)	—		—	(166)	(664)

Earnings (loss) as adjusted	110,211	105,576	127,191	134,664		82,815	25,367	24,908
Computation of fixed charges
Interest expense	169,610	162,250	135,346	110,597		129,260	44,840	42,369
Capitalized interest	1,849	1,900	204	—		—	166	664
Portion of rent expense representative of interest factor	5,141	3,939	3,050	2,905		2,767	1,456	1,113

Total fixed charges	176,600	168,089	138,600	113,502		132,027	46,462	44,146
Earnings (deficiency) to fixed charges	$(66,389)	$(62,513)	$(11,409)	$21,162		$(49,212)	$(21,095)	$(19,238)
Ratio of earnings to fixed charges	—	—	—	1.19	X	—	—	—

•	Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest.

•	Earnings consist of income before income tax, extraordinary item, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest.

•	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings.